News Release Index

8/16/2006 9:30 AM ET

LINUX GOLD CORP. INCREASES LAND POSITION TO 68 SQUARE MILES ON THE GRANITE MOUNTAIN PROPERTY. WESTERN ALASKA

For Immediate Release: August 16th, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce Linux Gold staked 136 new State of Alaska mining claims on mineralized areas identified during the 2005 reconnaissance program. The claims were located to link the Kiwalik and Peace claim blocks, thereby forming one contiguous block of claims. This will enable assessment work to be applied to all claims within Linux Gold’s Granite Mt. properties, as well as provide for an access corridor between the Kiwalik River and Peace River drainages. This brings the total number of claims owned by Linux Gold Corp. in the Granite Mt. area to 284 claims or 68 square-miles. In addition, Linux Gold owns twelve State of Alaska mining claims on Dime Creek, fifteen miles south of Granite Mt.

Drilling activity began on 28 July by collaring the first hole, KW06-01, within a gold-in-soil anomaly on the Gossan Ridge prospect identified during the 2005 field program. At the same time, work began to expand the Gossan Ridge soil grid and to conduct detailed mapping of rock contacts along the east side of the Quartz Creek pluton. An injury to one of the soil samplers has reduced the capability of the soils team until a replacement can be found.

According to Jeff Keener, our project manager for the Granite Mt. prospect, hole KW06-01 was drilled vertically to 880 feet and encountered sheared and veined intermediate volcaniclastic andesite country rock and interbedded felsic rhyolite to rhyodacite units. The volcanic rocks have undergone sericite alteration nearer to the surface and potassic alteration at depth. Felsic units are from 1 to 10 feet thick and well-mineralized with pyrite, pyrrothite, & bismuthinite in carbonatized quartz veins and veinlets, and as disseminated grains. The mineralized intervals are numerous and occur in stacked sets over the entire drilled section. It is estimated that 80% to 85% of the entire drilled section is mineralized. The hole was terminated in altered quartz monzonite intersected at 870 feet below the surface. The intrusive rocks are also mineralized with disseminated pyrite replacing biotite and pyrite and bismuthinite in quartz-carbonate veinlets.

Additional drilling is continuing along a 10 mile mineralized zone with a 1 ¾ mile step out from the first hole KW06-01 – see Linux News Release dated July 12th, 2006 for additional drilling information.

ABOUT LINUX GOLD CORP.
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. received a research report from Khandaker Partners in New York. The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf (see news release dated June 28, 2006).

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

Forward-Looking Statements

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.